Exhibit 99.1

NS •II NETHERLAND, SEWELL t::i& ASSOCIATES, INC WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS
CHAIRMAN & CEO                         EXECUTIVE COMMITTEE
C.H. (SCOTT) REES Ill         P. SCOTT FROST- DALLAS
PRESIDENT & COO       J. CARTER HENSON, JR.- HOUSTON
DANNY D. SIMMONS         DAN PAUL SMITH- DALLAS
 EXECUTIVE VP                      JOSEPH J. SPELLMAN- DALLAS
G LANCE BINDER             THOMAS J. TELLA II -DALLAS

February 22, 2012

Mr. Stephen Hosmer
Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108

Dear Mr. Hosmer:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2011, to the Royale Energy, Inc. (Royale) interest in certain oil and gas properties located in California, Louisiana, Oklahoma, and Texas, as listed in the accompanying tabulations.  We completed our evaluation on or about the date of this letter.   It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Royale.  The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas.  Definitions are presented immediately following this letter.

As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the Royale interest in these properties, as of December 31, 2011, to be:

	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	5.0	1,287.0	2,435.8	1,959.1
Proved Developed Non-Producing	0.0	2,298.1	5,550.8	3,250.3
Proved Undeveloped	0.0	395.8	501.4	253.9

Total Proved	5.0	3,980.8	8,488.0	5,463.3

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate.   Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved reserves.  No study was made to determine whether probable or possible reserves fnight be established for these properties.  This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.  As shown in the Table of Contents, this report includes reserves and economics data for each reserves category; these data include a summary projection of reserves and revenue along with one-line summaries of basic data, reserves, and economics by lease.

4500 THANKSGIVING TOWER·1601 ELM STREET·DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411 1221 LAMAR STREET, SUITE 1200 ·HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951	nsai@nsai-petro.com nethertandsewell.com

II NETHERLAND, SEWELL il!i & ASSOCIATES, INC.

Gross revenue shown in this report is Royale's share of the gross (100 percent) revenue from the properties prior to any deductions.  Future net revenue is after deductions for Royale's share of production taxes and ad valorem taxes, capital costs, and operating expenses but before consideration of any income  taxes.   The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money.  Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2011.  For oil volumes, the average West Texas Intermediate posted price of $92.71 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials.  For gas volumes, the average PG&E city-gate spot price of $4.345 per MMBTU is used for the California properties and the average Henry Hub spot price of $4.118 per MMBTU is used for all other properties. Gas prices are adjusted by lease for energy content, transportation fees, and regional price differentials.   All prices are held constant throughout the lives of the properties.  The average adjusted product prices weighted by production over the remaining lives of the properties are $103.26 per barrel of oil and $4.101 per MCF of gas.

Operating  costs  used  in this report  are  based  on operating  expense  records  of Royale.    For  nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  As requested, operating costs for the operated properties include only direct lease- and field-level costs and Royale's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties.   Operating costs are held constant throughout the lives of the properties.

Capital costs used in this report were provided by Royale and are based on authorizations for expenditure and actual costs from recent activity.  Capital costs are included as required for workovers, new development wells, and production equipment.  Based on our understanding of Royale's future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable.  Our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.  It is our understanding that Royale has fully prefunded accounts that meet or exceed its estimates of abandonment costs for the properties, net of any salvage value.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities.  We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Royale interest.  Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Royale receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities.   Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves.   Estimates  of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance.   If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

II NETHERLAND, SEWELL il!i & ASSOCIATES, INC.

For  the purposes  of this  report,  we  used  technical  and  economic  data  including,  but  not  limited  to, well  logs, geologic  maps,  seismic  data, well test data,  production  data, historical  price  and cost  information,  and property ownership   interests.     The  reserves   in  this  report  have  been  estimated   using  deterministic  methods;   these estimates  have been prepared  in accordance with the Standards  Pertaining  to the Estimating  and Auditing  of Oil and Gas Reserves  Information  promulgated by the Society of Petroleum  Engineers  (SPE Standards).   We used standard  engineering and  geoscience methods,  or a combination  of methods,  including  performance analysis, volumetric  analysis,  and analogy, that we considered to be appropriate and necessary  to categorize  and estimate reserves in accordance with SEC definitions  and regulations.   As in all aspects of oil and gas evaluation, there are uncertainties   inherent   in  the  interpretation  of  engineering  and  geoscience  data;  therefore,   our  conclusions necessarily  represent  only informed professional  judgment.

The  data  used  in  our  estimates  were  obtained  from  Royale,  other  interest  owners,  various  operators  of  the properties,  public data sources, and the nonconfidential files of Netherland,  Sewell & Associates,  Inc. (NSAI)  and were accepted  as accurate.   Supporting  geoscience,  performance, and work  data are on file in our office.   The titles to the properties  have not been examined  by NSAI, nor has the actual degree or type of interest owned been independently  confirmed.   The technical  persons  responsible for preparing the estimates  presented  herein  meet the  requirements  regarding   qualifications, independence,  objectivity,   and  confidentiality  set  forth  in  the  SPE Standards.   We are independent petroleum  engineers,  geologists,  geophysicists, and petrophysicists; we do not own an interest in these properties  nor are we employed  on a contingent  basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering  Firm F-2699

By: /s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive  Officer

By: /s/ J. Carter Henson, Jr.	By: /s/ Mike K. Norton	By: /s/ David T. Miller
J. Carter Henson, Jr.	Mike K. Norton	David T. Miller
Texas P.E. 73964	Texas P.G. 441	Louisiana P.E. 22695
Senior Vice President	Senior Vice President	Vice President

Date Signed: February 22, 2012	Date Signed: February 22, 2012	Date Signed: February 22, 2012

JMG:MSS

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